1801 California Street, Suite 5200

Denver, Colorado 80202

April 22, 2020

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the "Registrant")
(File Nos. 033-00507; 811-04419)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff's comments on the post-effective amendment to the Registrant's Registration Statement on Form N-1A (the "Amendment") (Accession Number: 0001193125- 20-052962) filed with the Securities and Exchange Commission (the "Commission" or the "SEC") under Rule 485(a) of the Securities Act of 1933, as amended (the "1933 Act"), on February 27, 2020 to, among other things, update disclosure related to changes to the sub-adviser, investment objective, and certain investment strategies and risks of Transamerica Morgan Stanley Global Allocation VP (the "Underlying Portfolio") and changes to certain investment strategies and risks of Transamerica Morgan Stanley Global Allocation Managed Risk – Balanced VP (the "Portfolio" and, together with the Underlying Portfolio, the "Portfolios"). The Staff's comments were conveyed to the Registrant in writing on March 30, 2020.

The Staff noted that all comments to the Portfolios' respective summary prospectuses also generally apply to the corresponding disclosure in the sections of the statutory prospectus titled "More on Each Portfolio's Strategies and Investments" and "More on the Risks of Investing in Each Portfolio."

Below are the Staff's comments on the Amendment and the Registrant's responses thereto.

General Summary Prospectus Comments:

1.Fees and Expenses – Annual Fund Operating Expenses: Please provide the completed fee tables for the Portfolios in the response letter to these comments at least five days prior to the Portfolios' Rule 485(b) filing.

Response: The completed fee tables are attached hereto as Appendix A.

2.Fees and Expenses – Example: Please revise the sentence below as noted:

The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem or hold all shares at the end of those periods.

Response: The Registrant respectfully declines to make the requested change as the Registrant believes the current Expense Example disclosure is consistent with the requirements of Item 3 of Form N-1A.

3.Principal Investment Strategies: The Staff notes that the Portfolios' names includes the term "global." Please expressly describe how the Portfolios will "invest [their] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, each Portfolio could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Portfolio would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Registrant has made changes in response to the Staff's comment.

4.Principal Investment Strategies: In the Portfolios' principal investment strategies, please (i) clarify that the Underlying Portfolio's equity portion may invest in companies of all market capitalizations (small, mid and large) as indicated in the Principal Risks section and (ii) with respect to the portion of the Underlying Portfolio's assets invested in fixed income securities, disclose whether there are any criteria as to credit quality, maturity or duration.

Response: The Registrant has made changes in response to the Staff's comment.

5.Principal Investment Strategies/Principal Risks: The Staff notes that the Underlying Portfolio invests in convertible securities. Please confirm supplementally whether the Underlying Portfolio invests or intends to invest in contingent convertible securities ("CoCos"), and provide the amount of the Underlying Portfolio's current investment in CoCos. If the Underlying Portfolio invests or intends to invest in CoCos, the Registrant should consider what, if any, disclosure is appropriate. The type and location of such disclosure will depend on, among other things, the extent to which the Underlying Portfolio invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment for the Underlying Portfolio, the Portfolios' principal investment strategies should describe the CoCos in which it will invest and the Portfolios' principal risks should include appropriate risk disclosure.

Response: The Registrant confirms that the Underlying Portfolio does not invest or intend to invest in CoCos.

6.Principal Investment Strategies: Please disclose the Underlying Portfolio's allocation between equity and fixed income investments.

Response: The Registrant has made changes in response to the Staff's comment.

7.Principal Investment Strategies/Principal Risks: If investment in floating rate loans is a principal investment strategy of the Underlying Portfolio, please provide a specific floating rate risk in Item 4 and Item 9 for each Portfolio, and also disclose whether the expected discontinuation of LIBOR is a principal risk for the Portfolios. If the floating rate loans in which the Underlying Portfolio invests include covenant lite loans, please specify and include related risks. The floating rate loans risk disclosure should also disclose the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws, and that settlement could take longer than seven days.

Response: The Registrant has removed floating rate loans from the principal investment strategies of the Portfolio and Underlying Portfolio. The Registrant notes that floating rate loans remain in the Item 9 strategy disclosure for both Portfolios. The Registrant further notes that risks associated with floating rate loans are addressed in the "Floating Rate Loans" risk included in Item 9, and that risks associated with the expected discontinuation of the use of LIBOR, including as such risks relate to floating rate loans, are addressed in both the "LIBOR" risk and the "Floating Rate Loans" risk included in Item 9. It is also noted that the "Floating Rate Loans" risk in Item 9 discloses that certain courts have determined that floating rate loans are not securities and, therefore, purchasers may not be entitled to the anti-fraud protections of the federal securities laws. The Registrant confirms that the Underlying Portfolio does not invest in covenant lite loans or bank loans, but it has made changes to the Item 9 "Floating Rate Loans" and "Loans" risks in response to the Staff's comment, as certain other series of the Registrant that will be included in the combined prospectus may invest in such loans.

8.Principal Investment Strategies/Principal Risks: Please clarify whether "mortgage-related securities" include: non- investment grade, private (i.e., non-agency) MBS (residential or commercial), particularly lower-rated tranches. If the Underlying Portfolio may invest significantly (> 15%) in such securities, given the liquidity profile of these investments, please explain how the Underlying Portfolio determined that its investment strategy is appropriate for the open-end structure. Your response should include general market data on these types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

Response: The Registrant confirms that "mortgage-related securities" include non-investment grade, private (i.e., non-agency) and MBS (residential or commercial), and notes that investments in such instruments will not exceed 15% of the Underlying Portfolio's net assets. The Registrant believes that such limited investments in these instruments are appropriate for the Underlying Portfolio.

9.Principal Investment Strategies/Principal Risks: In the principal investment strategy for each Portfolio, please add ", commonly referred to as 'junk' bonds" to the end of the sentence that currently reads "The portfolio may invest a portion of its assets in below investment grade fixed-income securities." Please also specify what portion of the Underlying Portfolio's assets will be invested in such instruments. If a significant portion of the Underlying Portfolio's fixed income investments will be invested in securities that are below investment grade or at the lower ranges of investment grade, please revise the Portfolios' principal investment strategies to clarify this and tailor risk disclosure to address the risks of these investments.

Response: The Registrant has removed below grade fixed-income securities from the Portfolios' principal investment strategies and risks. The Registrant notes that below grade fixed-income securities remain in each Portfolio's Item 9 strategy disclosure, and that the Registrant has made the requested addition to the sentence in question.

10.Principal Investment Strategies/Principal Risks: Significant market events have occurred since this post-effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Portfolios' disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets.

Response: The Registrant has supplemented certain disclosures in light of recent events.

11.Principal Investment Strategies/Principal Risks: While the Portfolios may alphabetize principal risks after the most significant ones are shown first, please delete the disclosure suggesting there are "key risks." Also, please consider whether risks should be prioritized differently for the Underlying Portfolio and the Portfolio, as the risk ordering for each is currently the same.

Response: The Staff's comment regarding the use of the phrase "key risks" is noted and will be considered in connection with a future update. With respect to the Staff's comment regarding risk prioritization, the Registrant notes that the risks have been re-ordered to reflect their priority in relation to each Portfolio.

12.Principal Investment Strategies/Principal Risks: For any controlled foreign corporations ("CFC"), including any subsidiary(ies) of the CFC, please disclose the following:

∙Disclose that the Underlying Portfolio complies with the provisions of the Investment Company Act of 1940, as amended (the "1940 Act") governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Registrant confirms that the Underlying Portfolio complies with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the Underlying Portfolio's CFC. However, the Registrant respectfully submits that disclosure to this effect is not necessary.

∙Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Underlying Portfolio and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Underlying Portfolio's and the CFC's investment advisory agreements may be combined.

Response: The Registrant respectfully submits that the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the investment manager and sub-adviser to the CFC have been approved by the Underlying Portfolio's Board of Trustees in accordance with Section 15 of the 1940 Act. In addition, the Registrant considers the investment management and sub-advisory agreements with the CFC not to be material contracts of the Portfolio. Accordingly, the Registrant has not included those agreements as exhibits to the Registrant's registration statement.

∙Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: The Registrant respectfully submits that the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Registrant applies the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to the CFC. The CFC has the same custodian as the Underlying Portfolio, State Street Bank and Trust Company. However, the Registrant respectfully submits that disclosure to this effect is not necessary.

∙If the Underlying Portfolio has not received a private letter ruling, state its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Registrant notes that the Underlying Portfolio has not received a private letter ruling, but has received an opinion of counsel

In addition, please confirm in correspondence that (i) the financial statements of the CFC will be consolidated with those of the Underlying Portfolio, (ii) the CFC's management fee (including any performance fee) will be included in "Management fees" and the CFC's expenses will be included in "Other expenses" in the Underlying Portfolio's prospectus fee table, (iii) the CFC and its board of directors will agree to designate an agent for service of process in the United States, and (iv) the CFC and its board of directors will agree to inspection by the Staff of the CFC's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant so confirms.

13.Principal Risks: Tailor the Item 4 Derivatives disclosure to derivatives instruments in which each Portfolio invests (i.e., futures, options, swaps, and foreign currency forward exchange contracts) and provide more detail in the corresponding Item 9 "Derivatives" risk.

Response: The Registrant considers the current risk disclosure appropriate.

14.Principal Investment Strategies/Principal Risks: Please disclose if frequent trading is a principal investment strategy of the Underlying Portfolio.

Response: The Registrant believes the current disclosure is appropriate as the Underlying Portfolio is actively managed and tactically allocates its assets, and may purchase and sell securities without regard to the length of time held.

15.Principal Investment Strategies/Principal Risks: Please also include general China risk (e.g., the Portfolios' investments are significantly exposed to issuers located in China, and therefore the Portfolios may be particularly exposed to the economy, industries, securities and currency markets of China. The Chinese economy and markets may be adversely affected by protectionist trade policies, slow economic activity in other Asian countries or worldwide, political and social instability, environmental events and natural disasters, regional and global conflicts, terrorism and war, including actions that are contrary to the interests of the United States. China's economy may be dependent on the economies of other Asian countries, many of which are developing countries. In addition, the current political climate and the further escalation of a trade war between China and the United States may have an adverse effect on both the U.S. and Chinese economies, as each country has imposed tariffs on the other country's products. From time to time, and as recently as January 2020, China has experienced outbreaks of infectious illnesses, and the country may be subject to other public health threats, infectious illnesses, diseases or similar issues in the future. Any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the Chinese economy, which in turn could adversely affect the Portfolios' investments).

Response: The Registrant respectfully declines to include a general risk related to investments in China. The Registrant believes that the "China A-Shares" risk included in Item 4 and Item 9, together with (i) the "Foreign Securities" risk that appears in Item 4 and Item 9, (ii) the recently updated "Market" risk that appears in Item 4 and Item 9 and (iii) the "Recent Events" risk that has been newly added to Item 9, address the concerns raised in the Staff's comment.

16.Principal Investment Strategies/Principal Risks: Please update the "Interest Rate" risk disclosure for current events.

Response: The Registrant respectfully declines to update the "Interest Rate" risk disclosure. The Registrant believes that the effect of current events on the markets and on interest rates is appropriately addressed in the recently updated "Market" risk that appears in Item 4 and Item 9, and in the "Recent Events" risk that has been newly added to Item 9.

17.Principal Investment Strategies/Principal Risks: Please update the "Mortgage-Related and Asset-Backed Securities" risk disclosure for current events.

Response: Please see the response to Comment 16.

18.Principal Investment Strategies/Principal Risks: Please disclose information about the additional indexes per Instruction 2(b) to Item 4 of Form N-1A.

Response: The Registrant believes that the current disclosure regarding the additional indexes is consistent with Instruction 2(b) to Item 4 of Form N-1A. The Registrant notes that the narrative explanation accompanying each Portfolio's performance table states that each Portfolio's current primary and secondary benchmarks are included "in each case to make more meaningful comparisons of the portfolio's performance relative to the investment strategies it employs." The Portfolios' previous primary and secondary benchmarks are included for consistency with Instruction 2(c) to Item 4 of Form N-1A.

Summary Prospectus Comments Specific to Transamerica Morgan Stanley Global Allocation Managed Risk - Balanced VP:

19.Fees and Expenses – Annual Fund Operating Expenses: Please delete the footnote relating to Other expenses. Please explain supplementally whether there is an expense component that is unique to Initial Class shares and why the Portfolio is estimating for an existing class.

Response: While the Portfolio is not a new fund, the Registrant notes that Initial Class shares have not, to date, been offered by the Portfolio and therefore have no operating results. For this reason, the Registrant believes that it is appropriate to estimate the "Other expenses" of the Initial Class. The Registrant also confirms that Initial Class shares do not have a unique expense component.

20.Principal Investment Strategies: Please explain supplementally whether the "target volatility level" is the same as the Portfolio's "volatility target" as the latter term is used in the third sentence of the eighth paragraph of this section.

Response: The Registrant so confirms.

21.Principal Investment Strategies/Principal Risks: Please explain supplementally whether focused investing is a principal investment strategy of the Portfolio. The Staff notes that focused investing is not identified as a principal investment strategy or as a principal risk of the Underlying Portfolio. If the Portfolio is or intends to become focused in certain countries, regions, sectors, industries, market segments, or issuers, please identify these and disclose risks applicable to each.

Response: The Registrant notes that focused investing is a principal risk of the Portfolio as the Portfolio is non- diversified and normally invests at least 80% of its net assets in the Underlying Portfolio.

22.Principal Investment Strategies/Principal Risks: Please explain supplementally why the "Managed Risk Strategy" risk is not a more significant risk of investing in the Portfolio.

Response: The Registrant notes that the "Managed Risk Strategy" risk has been moved up in the risk order to reflect its significance.

23.Principal Investment Strategies/Principal Risks: Please confirm supplementally that the costs associated with short sales are included in "Other expenses" in the fee table.

Response: The Registrant so confirms.

Statutory Prospectus Comments:

24.More on Each Portfolio's Strategies and Investments/More on the Risks of Investing in Each Portfolio: The Staff notes that the disclosure regarding strategies and risks in Item 4 and Item 9 should not be identical. Please consider revising the Principal Strategies and Principal Risks sections in Item 4 for brevity, with enhanced strategy and risk disclosure included in the sections titled "More on Each Portfolio's Strategies and Investments" and "More on the Risks of Investing in Each Portfolio."

Response: The Registrant notes that there are certain differences between the Item 4 and Item 9 strategy and risk disclosures, and believes the current disclosures are appropriate and consistent with Form N-1A.

25.More on Each Portfolio's Strategies and Investments: In the section of the prospectus titled "More on Each Portfolio's Strategies and Investments," please revise or delete the lead-in sentence describing the disclosure as "additional information." The Staff notes that Item 9 disclosure should complete the discussion of principal investment strategies included in Item 4, and should not offer additional or new information not otherwise addressed in general terms in Item 4.

Response: The Staff's comment is noted and the Registrant will consider making such a revision in connection with a future update.

26.More on the Risks of Investing in Each Portfolio: In the section of the prospectus titled "More on the Risks of Investing in Each Portfolio," please revise the statement that "Some of the risks of investing in the portfolios, including the principal risks of the portfolios, are discussed below." The Staff notes that Item 9 requires a discussion of all principal risks, and not just "some of the risks" of investing in the Portfolios.

Response: The Registrant notes that all of the principal risks of investing in the Portfolios are discussed in Item 9.

27.More on the Risks of Investing in Each Portfolio: The Staff notes that the "Contracts for Difference" risk is not included among the Portfolios' Item 4 risks. If this is not a principal risk of investing in either of the Portfolios, please consider moving the disclosure to the Statement of Additional Information. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response: The Registrant notes that certain risks in the "More on the Risks of Investing in Each Portfolio" section are not considered principal risks of the Portfolios, but the Registrant believes such risks are appropriately included in this section of the prospectus.

28.More on the Risks of Investing in Each Portfolio: Please describe how the expected discontinuation of LIBOR could affect the Portfolios' investments, including (1) if the Portfolios will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision addressing how interest rates will be determined if LIBOR stops being published and how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR. (See Staff Statement on LIBOR Transition (July 12, 2019), available at https://www.sec.gov/news/public-statement/libor-transition.)

Response: The Registrant believes the current disclosure included in the Item 9 "LIBOR" risk to be appropriate.

29.More on the Risks of Investing in Each Portfolio: Please confirm that the two funds referenced in the title of the Item 9 "Subsidiary" risk were intentionally included, or otherwise delete these fund names.

Response: The Registrant has removed the reference to these two funds.

30.Features and Policies - Share Classes: Please revise the sentence, "These fees and expenses will lower investment performance" to state the following:

Because these fees are paid out of the portfolios' assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Response: The Registrant has made revisions in response to the Staff's comment.

31.Features and Policies: Please consider moving the sentence that states "Each portfolio's investment objective may be changed by the Board without shareholder approval" to the "More on Each Portfolio's Strategies and Investments" section of the prospectus as required by Item 9(a) of Form N-1A.

Response: The Registrant considers the current location of the disclosure to be appropriate, but will consider relocating this disclosure in connection with a future update.

32.Features and Policies: Please consider deleting the words "that may not be waived" from the following disclosure under the heading "Additional Information" in the "Features and Policies" section of the prospectus. The Staff notes that rights conferred by federal or state securities laws cannot be waived:

"Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred by federal or state securities laws that may not be waived."

Response: The Registrant will consider making this revision in connection with a future update.

SAI Comments:

33.Financial Statements: The Staff notes that consent from an independent registered public accountant is required for the Portfolios' financial statements to be incorporated by reference into this registration statement.

Response: The Registrant will include a consent from its independent registered public accountant in connection with its 485(b) filing.

34.Additional Information about Fundamental Investment Policies: Please revise the sentence, "The portfolios have been advised by the SEC staff that the staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration." The Staff notes that the Portfolios need to state their own policy as to securities issued by foreign governments.

Response: The Staff's comment has been noted and the Registrant will consider revising the disclosure in connection with a future update.

35.Additional Information about Fundamental Investment Policies: Please revise the phrase, "For purposes of determining compliance with its concentration policy, the Portfolios will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the Portfolios invest." The Staff notes that the Portfolios need to consider holdings of each "unaffiliated" investment company as well.

Response: The Staff's comment has been noted and the Registrant will consider revising the disclosure in connection with a future update.

Part C Comments:

36.General Comment: The Staff notes that pursuant to the FAST Act, filings after April 1, 2020 (including 485(b) filings) must include hyper-links to every exhibit filed with the registration statement or incorporated by reference. See Instruction 5 to Item 28 of Form N-1A and Rule 102(d) and Rule 105(d) of Regulation S-T.

Response: The Registrant has updated the Part C accordingly.

Very truly yours,

Transamerica Asset Management, Inc.

/s/ Rhonda A. Mills

Rhonda A. Mills

Assistant General Counsel

Transamerica Asset Management, Inc.

APPENDIX A

Fee Table - Transamerica Morgan Stanley Global Allocation VP (formerly, Transamerica BlackRock Global Allocation VP)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class:	Initial	Service
Management fees1,2	0.64%	0.64%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.05%	0.05%
Total annual fund operating expenses	0.69%	0.94%

1Management fees have been restated to reflect a reduction in management fees effective May 1, 2020.

2Management fees include the management fees borne by the portfolio as the sole shareholder of the Subsidiary (defined below). Transamerica Asset Management, Inc. ("TAM") has contractually agreed to waive a portion of the portfolio's management fee in an amount equal to the management fee paid to TAM by the Subsidiary. The Subsidiary has entered into a separate contract with the portfolio's investment manager, TAM, for the management of the Subsidiary portfolio pursuant to which the Subsidiary pays TAM a fee that is the same, as a percentage of net assets, as the management fee of the portfolio. This management fee waiver, which is reflected in the "fee waiver and/or expense reimbursement" line, may not be discontinued by TAM as long as its contract with the Subsidiary is in place.

Fee Table - Transamerica Morgan Stanley Global Allocation Managed Risk – Balanced VP (formerly, Transamerica BlackRock Global Allocation Managed Risk – Balanced VP)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class: Initial	Service
Management fees1	0.20%	0.20%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses2	0.03%	0.03%
Acquired fund fees and expenses3	0.72%	0.72%
Total annual fund operating expenses	0.95%	1.20%
Fee waiver and/or expense reimbursement4	0.01%	0.01%
Total annual fund operating expenses after fee
waiver and/or expense reimbursement	0.94%	1.19%

1Management fees have been restated to reflect a reduction in management fees effective May 1, 2020.

2  Other expenses for Initial Class Shares are based on estimates for the current fiscal year.

3Acquired fund fees and expenses reflect the portfolio's pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the portfolio's prospectus.

4Contractual arrangements have been made with the portfolio's investment manager, Transamerica Asset Management, Inc. ("TAM"), through May 1, 2021 to waive fees and/or reimburse portfolio expenses to the extent that the total annual fund operating expenses exceed 0.22% for Initial Class shares and 0.47% for Service Class shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the portfolio's business. These arrangements cannot be terminated prior to May 1, 2021 without the Board of Trustees' consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class. A class may reimburse TAM only if such reimbursement does not cause, on any particular business day of the portfolio, the class's total annual operating expenses (after the reimbursement is taken into account) to exceed the applicable limits described above or any other lower limit then in effect.